                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 39)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
 1)  Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

              WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

            Georgia
--------------------------------------------------------------------------------

                    7)   Sole Voting Power           -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially           8)   Shared Voting Power         -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person          9)   Sole Dispositive Power      -0-
With              --------------------------------------------------------------

                   10)   Shared Dispositive Power    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           4,644,301
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)


--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)

           57.5%
--------------------------------------------------------------------------------

14)  Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9


--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------

                   7)       Sole Voting Power                  1,213,226
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially          8)       Shared Voting Power                   -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person         9)       Sole Dispositive Power             1,213,226
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power      -0-

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,213,226
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

           15.03%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

             CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)
         WC

--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization


        Nevada
--------------------------------------------------------------------------------

                    7)  Sole Voting Power                516,947
 Number of         -------------------------------------------------------------
Shares Bene-
 ficially           8)  Shared Voting Power                 -0-
 Owned by          -------------------------------------------------------------
Each Report-
ing Person          9)  Sole Dispositive Power           516,947
With               -------------------------------------------------------------

                   10)  Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        516,947
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        6.4%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 893517-20-9

--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

         Texas
--------------------------------------------------------------------------------

                      7)       Sole Voting Power            1,827
 Number of           -----------------------------------------------------------
Shares Bene-
 ficially             8)       Shared Voting Power           -0-
 Owned by            -----------------------------------------------------------
Each Report-
ing Person            9)       Sole Dispositive Power       1,827
With                 -----------------------------------------------------------

                     10)      Shared Dispositive Power       -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,827
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

        0.002%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                Syntek Asset Management, L.P., FEI No. 75-2311348
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

          N/A
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

                    7)  Sole Voting Power            26,475
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially           8)  Shared Voting Power           -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person          9)  Sole Dispositive Power       26,475
With              --------------------------------------------------------------

                   10)  Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        26,475
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

       0.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)

--------------------------------------------------------------------------------
  3)  SEC Use Only


--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)

                  WC
--------------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)


--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization

               Nevada
--------------------------------------------------------------------------------

                          7)  Sole Voting Power             -0-
 Number of              --------------------------------------------------------
Shares Bene-
 ficially                 8)  Shared Voting Power           -0-
 Owned by               --------------------------------------------------------
Each Report-
ing Person                9)  Sole Dispositive Power        -0-
With                    --------------------------------------------------------

                         10)  Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person

      5,857,527
--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
 13) Percent of Class Represented by Amount in Row (11)

      72.56%
--------------------------------------------------------------------------------
 14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
 3)  SEC Use Only


--------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)

        WC
--------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)


--------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization

     Nevada
--------------------------------------------------------------------------------

                          7)  Sole Voting Power          4,644,301
 Number of              --------------------------------------------------------
Shares Bene-
 ficially                 8)  Shared Voting Power           -0-
 Owned by               --------------------------------------------------------
Each Report-
ing Person                9)  Sole Dispositive Power     4,644,301
With                    --------------------------------------------------------

                         10)  Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        4,644,301
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

        57.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 39 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 38 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 39 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including a transfer of 650,000 Shares from one Reporting Person to another Reporting Person.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), The Gene E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), American Realty Investors, Inc. a Nevada corporation ("ARL"), EQK Holdings, Inc., a Nevada corporation ("EQK"), and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL ("TCI AcqSub"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, the GEP Trust, SAM LP, ARL, EQK and TCI AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.

         On May 23, 2003, ARL issued a press release announcing that ARL's Board of Directors determined that it was not in the best interest of ARL to continue to pursue previously proposed mergers of Income Opportunity Realty Investors, Inc. ("IOT") and TCI into subsidiaries of ARL.

As a result, ARL requested the consent of the Securities and Exchange Commission (the "SEC") to ARL's withdrawal of its Registration Statement on Form S-4 (No. 333-83292) relating to the issuance of ARL stock in connection with the proposed mergers which request effectively terminates such proposed mergers. All references in the Amended Statement to such proposed mergers are now deleted.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 30, 2003, the total number of issued and outstanding Shares was 8,072,594 Shares. As of June 2, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                                                  No. of Shares                           Approximate %
             Name                                 Owned Directly                               Class
             ----                                 --------------                          -------------
             ART*                                   4,644,301                                57.5%
             BCM                                      516,947                                 6.4%
           GEP Trust                                    1,827                                 0.002%
            SAM LP                                     26,475                                 0.3%
             ARL*+                                  5,857,527                                72.56%
              EQK                                   4,644,301                                57.5%
          TCI AcqSub                                1,213,226                                15.03%
                                                 ------------                            -----------
            Totals                                  6,402,776                                79.31%
                                                 ============                            ===========

----------

         * Same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

         + Same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

        Name of Director or                                                No. of Shares                    % of
          General Partner                     Entity                    Beneficially Owned                 Class
          ---------------                     ------                    ------------------                 -----
Ted P. Stokley                                 ARL                          5,857,527*+                     72.56%
Earl D. Cecil                                  ARL                          5,857,527*+                     72.56%
Richard W. Humphrey                            ARL                          5,857,527*+                     72.56%
Joseph Mizrachi                                ARL                          5,857,527*+                     72.56%
Ryan T. Phillips                           BCM and GEP                        518,774++                      6.43%
                                              Trust
Mickey Ned Phillips                            BCM                            516,947                        6.4%
Donald W. Phillips                          GEP Trust                           1,827                        0.002%
Gene E. Phillips                              SAM LP                           26,475                        0.3%
SAMI                                          SAM LP                           26,475                        0.3%
Robert A. Waldman                        ART, EQK and TCI                   5,857,527*+                     72.56%
                                              AcqSub
Ronald E. Kimbrough                      ART, EQK and TCI                   5,857,527*+                     72.56%
                                             AcqSub                         ---------                       -----

         Total Units beneficially  owned                                    6,402,776                       79.31%
         by Reporting Persons and                                           =========                       =====
         individuals listed above:

----------

  (1) Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 4,644,301 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. The directors of BCM have shared voting and dispositive power over the 516,947 Shares held by BCM. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended June 2, 2003, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof except that pursuant to a Stock Transfer Agreement dated June 2, 2003 (the "Transfer Agreement") between EQK and BCM, EQK sold to BCM and BCM acquired from EQK 674,971 shares of Common Stock of IOT at a purchase price of $18.45 per share (a total of $12,453,214) for which BCM paid and delivered to EQK (x) 650,000 Shares of TCI at a price of $18.35 per Share (a total of $11,972,500) and (y) BCM's unsecured promissory note payable to the order of EQK in the stated principal amount of $525,714 bearing interest at the Wall Street Journal rate plus 2% per annum, maturing on June 30, 2004.

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK has pledged 2,751,798 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. The 650,000 Shares acquired by EQK from BCM are also pledged to Sunset Management, LLC. The remaining 1,242,503 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         BCM has pledged 270,507 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. The remaining 241,440 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP.

Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 39 to Statement on Schedule 13D is true, complete and correct.

Dated: June 3, 2003.


SYNTEK ASSET MANAGEMENT, LP, a                 AMERICAN REALTY TRUST, INC.
Delaware limited partnership

By:   Syntek Asset Management,                 By:   /s/ Ronald E. Kimbrough
      Inc., General Partner                        ---------------------------
                                                     Ronald E. Kimbrough
                                                     Executive Vice President
By:   /s/ Ronald E. Kimbrough
    -----------------------------
      Ronald E. Kimbrough
      Executive Vice President


AMERICAN REALTY INVESTORS, INC.                BASIC CAPITAL MANAGEMENT, INC.


By:    /s/ Ronald E. Kimbrough                 By:     /s/ Ronald E. Kimbrough
    -----------------------------                  -----------------------------
       Ronald E. Kimbrough                             Ronald E. Kimbrough
       Executive Vice President                        Executive Vice President



TRANSCONTINENTAL REALTY                        EQK HOLDINGS, INC.
ACQUISITION CORPORATION


By:    /s/ Ronald E. Kimbrough                 By:    /s/ Ronald E. Kimbrough
    -----------------------------                  -----------------------------
       Ronald E. Kimbrough                            Ronald E. Kimbrough
       President                                      Executive Vice President


THE GENE E. PHILLIPS CHILDREN'S
TRUST


By:    /s/ Donald W. Phillips
    -----------------------------
       Donald W. Phillips,
       Trustee